EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended
	September 30,(1)		Twelve Months Ended December 31,

	2002	2001	2001(1)	2000	1999	1998	1997(2)

Earnings from operations	$192,355	$115,733	$175,397	$176,466	$169,339	$134,571	$24,686
Add interest expense	145,814	94,995	141,907	145,173	121,494	83,350	61,153

Earnings as adjusted	$338,169	$210,728	$317,304	$321,639	$290,833	$217,921	$85,839

Combined fixed charges and Preferred Unit distributions:
Interest expense	$145,814	$94,995	$141,907	$145,173	$121,494	$83,350	$61,153
Capitalized interest	17,088	15,091	20,294	24,317	31,912	29,942	17,606

Total fixed charges	162,902	110,086	162,201	169,490	153,406	113,292	78,759

Preferred Unit distributions	25,142	15,124	22,277	25,340	23,733	20,938	19,384

Combined fixed charges and Preferred Unit distributions	$188,044	$125,210	$184,478	$194,830	$177,139	$134,230	$98,143

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.8	1.7	1.7	1.7	1.6	1.6	0.9

(1)	In determining earnings and fixed charges, information for Charles E. Smith Residential Realty, LP, which merged with the Company on October 31, 2001, was included for the last two months of the year ended December 31, 2001 and the nine months ended September 30, 2002 only.

(2)	Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone-Smith’s REIT and property management companies from Security Capital Group Incorporated. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Unit dividends by $12.3 million for the year ended December 31, 1997. Excluding the charge, the ratio of earnings to combined fixed charges and Preferred Unit dividends for the year ended December 31, 1997 would be 1.6.